NO ACT

DC
PE
1-31-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08023985

Received SEC

JAN 3 1 2008

Washington, DC 20549

January 31, 2008

Kathleen M. Gibson
VP, Secretary, and Corporate Governance Officer
The Prudential Insurance Company of America
751 Broad Street, 21st Floor
Newark, NJ 07102

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/31/2008

Re: Prudential Financial, Inc.

Dear Ms. Gibson:

This is in regard to your letter dated January 28, 2008 concerning the shareholder proposal submitted by Joseph P. Horgan for inclusion in Prudential Financial's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Prudential Financial therefore withdraws its December 27, 2007 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

cc: Joseph P. Horgan
3102 Edgewood Road
Kensington, MD 20895

Prudential Financial

Kathleen M. Gibson
VP, Secretary, and Corporate Governance Officer

The Prudential Insurance Company of America
751 Broad Street, 21st Floor, Newark NJ
Tel 973 802-7770 Fax 973 802-8287
kathleen.gibson@prudential.com

RECEIVED
2008 JAN 30 PM 3: 12
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 28, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
101 F Street, N.E.
Washington, D.C. 20549

Re: Prudential Financial, Inc. - Withdrawal of Request for No-Action Letter Regarding Shareholder Proposal from Joseph P. Horgan

Ladies and Gentlemen:

By prior letter dated December 27, 2007, Prudential Financial, Inc. (the "Company") notified the staff of the Division of Corporate Finance of the Securities and Exchange Commission of the Company's intention to omit from its proxy card and 2008 proxy statement the proposal submitted by Joseph P. Horgan.

The Company hereby notifies the staff that Mr. Horgan has withdrawn his proposal. Accordingly, the Company respectfully withdraws its no-action request. A copy of Mr. Horgan's letter to the Company withdrawing his proposal is attached hereto.

A copy of this letter and its attachment is also being concurrently mailed to Mr. Horgan to inform him of the Company's withdrawal of the no-action request.

If you have any questions or need any additional information, please call me at (973) 802-7770.

Sincerely,

Kathleen M. Gibson

(Attachment)

cc: Joseph P. Horgan

Joseph P. Horgan
3102 Edgewood Road, Kensington, MD 20895
301.692.2021 (phone) 301.385.0546 (cell) 707.516.1210 (fax)
josephhorgan@verizon.net

January 28, 2008

Kathleen M. Gibson
Vice President & Corporate Governance Secretary
Prudential Financial
751 Broad Street
21st Floor
Newark, NJ 07102
By email: kathleen.gibson@prudential.com
By fax: 973.802.8287

Dear Ms. Gibson:

After receiving your calls on 21 December 2007 and today, and after reviewing our company's policy on the trading of Prudential Financial's securities by specific Prudential employees, I have concluded that pursuing my shareholder proposal on the use of tax havens by directors and executive officers would not be productive.

Therefore, I am withdrawing my proposal from inclusion in the proxy materials of Prudential Financial.

I thank you for this opportunity to engage PRU on the issue of opaque tax havens. I hope that, in the near future, PRU's decisionmakers, recognizing the importance of transparency for financial companies like ours, will promote tax haven transparency.

Sincerely,

Joseph P. Horgan

Prudential Financial

Kathleen M. Gibson
VP, Secretary, and Corporate Governance Officer

The Prudential Insurance Company of America
751 Broad Street, 21st Floor, Newark NJ
Tel 973 802-7770 Fax 973 802-8287
kathleen.gibson@prudential.com

December 27, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
101 F Street, N.E.,
Washington, D.C. 20549

Re: Prudential Financial, Inc. — Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

This letter is submitted by Prudential Financial, Inc. (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to a proposal, dated November 21, 2007 (the "Proposal"), submitted for inclusion in the Company's proxy card and proxy statement (the "Proxy Materials") for its 2008 annual meeting of shareholders by Joseph P. Horgan (the "Proponent"). The Proposal and the accompanying supporting statement (the "Supporting Statement") are attached to this letter.

In accordance with Rule 14a-8(j) under the Exchange Act, the Company hereby gives notice of the Company's intention to omit the Proposal and Supporting Statement from the Proxy Materials and hereby respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") indicate that it will not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from the Proxy Materials.

This letter constitutes the Company's statement of the reasons why it deems this omission to be proper. Enclosed are five additional copies of this letter, including all attachments.

As indicated more fully below, the Company believes that it may properly exclude the Proposal from its Proxy Materials pursuant to

1. Rule 14a-8(i)(10) under the Exchange Act because the Proposal has been substantially implemented by the Company;

2. Rule 14a-8(i)(3) under the Exchange Act because the Proposal is vague and indefinite;

3. Rule 14a-8(i)(5) under the Exchange Act because the Proposal is not significantly related to the Company's business; and

4. Rule 14a-8(i)(7) under the Exchange Act because the Proposal deals with a matter relating to the company's ordinary business operations.

Article I. The Proposal

The Proposal states:

Resolved, that Prudential Financial (Prudential) shareholders request the Board of Directors to develop and implement a policy of identifying and disclosing to shareholders shares of Prudential held, directly or indirectly, by an affiliate, a director, a senior executive officer or an entity affiliated with a director or senior executive, through an account located in a tax haven jurisdiction, identifying and disclosing which trusts, shell corporations, or other entities located in a tax jurisdiction, hold Prudential shares. For the purposes of this proposal, a tax haven jurisdiction is one which has: (a) no or only nominal taxes; (b) a lack of effective exchange of information; and (c) a lack of transparency. (OECD Key Factors in Identifying Tax Havens in *Harmful Tax Competition*, OECD, 1998).

Article II. Grounds for Omission

1. The Proposal has been substantially implemented by the Company.

Rule 14a-8(i)(10) provides that a shareholder proposal may be excluded from a company's proxy materials if the proposal has already been "substantially implemented" by the company. The Commission has indicated that Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Exchange Act Release No. 34-12598 [1976-77 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 80,634, at 86,600 (July 7, 1976). Moreover, the Staff has indicated that Rule 14a-8(i)(10) does not require that a shareholder's proposal be implemented precisely as proposed, but rather that the company's actions satisfactorily address the underlying concerns of the proposal. *See, e.g., Honeywell International Inc.* (February 21, 2007) (permitting exclusion of a proposal requiring disclosure of the material terms of all relationships that were considered by the board in determining whether director nominees were independent); *Masco Corporation* (March 29, 1999) (permitting exclusion of a proposal requesting adoption of certain qualifications of directors because the company had substantially addressed the subject matter of the proposal by adopting a similar, but not identical, set of qualifications).

The Company has policies and procedures in place that render the Proposal moot. The Company currently requires that each of its executive officers and directors hold Company common stock in designated brokerage accounts located within the United States. Thus, based on the policies and procedures that that Company has already implemented, it is not possible for either the executive officers or the directors of the Company to hold Company common stock in accounts located within a so-called tax haven jurisdiction, thereby rendering the Proposal moot.

Based on the foregoing, the Company believes, and respectfully requests that the Staff concur, that the Proposal has been substantially implemented by the Company and, therefore, may be properly omitted under Rule 14a-8(i)(10).

2. The Proposal is vague and indefinite.

Rule 14a-8(i)(3) permits a company to omit a shareholder proposal from its proxy materials "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has consistently taken the position that a company may rely on Rule 14a-8(i)(3) to exclude a proposal that:

> is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires.

Staff Legal Bulletin No. 14B (CF) (September 15, 2004).

The Company believes that the Proposal is inherently vague and indefinite and, therefore, may be omitted from its proxy materials pursuant to Rule 14a-8(i)(3). The Proposal contains several terms and phrases which are undefined, susceptible to differing interpretations, and likely to confuse the Company's shareholders.

The Proposal defines a tax haven jurisdiction as a jurisdiction that has "(a) no or only nominal taxes; (b) a lack of effective exchange of information; and (c) a lack of transparency." Each of the three elements Proponent has listed are susceptible to differing interpretations and are likely to confuse the Company's shareholders. The Proposal does not identify what level of taxation would be deemed to be "nominal", what is "effective exchange of information" or how to determine whether a particular jurisdiction lacks "transparency". Without any objective definitions or guidance, the Board of Directors of the Company would be unable to determine with any reasonable certainty which, if any, jurisdictions qualify as tax havens under the definition set forth in the Proposal. Likewise, a shareholder would be unable to determine the scope of the proposal on which he or she was being asked to vote. The SEC has stated that when a proposal is so inherently vague and indefinite that the shareholders voting on the proposal would not be able to determine with any reasonable certainty exactly what actions or measures the proposal requires, the Company may exclude the proposal. *See, e.g., Proctor & Gamble Company* (October 25, 2002).

Additionally, the Proposal is vague and misleading because shareholders voting on the Proposal would not be able to determine with any reasonable certainty what actions or measures the Company would be required to take if the Proposal were implemented. The Proposal requests that the Board of Directors "develop and implement a policy of identifying and disclosing to shareholders shares of Prudential" held by certain "affiliated" entities or individuals. Moreover, the Proposal appears to request that the Company develop a policy of "identifying and disclosing which trusts, shell corporations, or other entities located in tax haven jurisdictions, hold Prudential shares". In both cases, the requested action contains ambiguity relating to the scope and content of the disclosure. The Proposal purports to cover undefined "affiliates" of the Company as well as "entit[ies] affiliated" with directors and senior executive officers. The scope of these "affiliate" concepts are left undefined and hence open to differing interpretation. Moreover, the Proposal goes on to cover "shell corporations" without definition. The totality of these undefined terms would make it difficult, if not impossible, for the Board of Directors to identify the entities that would need to be considered in order to carry out the Proposal.

Based on the foregoing, the Company believes, and respectfully requests that the Staff concur, that the Proposal's lack of defined terms and objective guidance causes it to be so inherently vague and indefinite that neither the Company nor the voting shareholders would be able to determine what actions are required. Accordingly, the Company believes that it may properly omit the Proposal under Rule 14a-8(i)(3).

3. The Proposal is not significantly related to the Company's business.

Rule 14a-8(i)(5) permits a company to omit a shareholder proposal if the proposal "relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business."

The Company, through its subsidiaries and affiliates, offers a wide array of financial products and services, including life insurance, annuities, mutual funds, pension and retirement-related services and administration, asset management, banking and trust services, real estate brokerage and relocation services, and, through a joint venture, retail securities brokerage services. The Proposal requests the implementation of a policy relating to the disclosure of personal investment information of directors and senior executive officers of the Company. The Proposal, however, does not relate to *any* aspect of the Company's business, let alone business accounting for more than five percent of total assets, net earnings or gross sales. The Proposal therefore has no relation whatsoever to the Company's business or operations. Accordingly, the Company believes, and respectfully requests that the Staff to concur, that it may properly omit the Proposal under Rule 14a-8(i)(5).

4. The Proposal deals with a matter relating to the Company's ordinary business operations.

Rule 14a-8(i)(7) permits the exclusion of a shareholder proposal from a company's proxy statement if it deals with a matter relating to the company's ordinary business operations. The Commission has stated that the policy underlying the exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Amendments to Rules on Shareholder

Proposals, Exchange Act Release No. 34-40018, [1998 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 86,018, at 80,539 (May 21, 1998) ("Release 34-40018"). In interpreting this standard, the Staff has indicated that the presentation of a director's or trustee's investment information in reports to shareholders involves ordinary business operations. *See NSTAR* (January 4, 2005) (permitting the company to exclude a proposal that requested disclosure of information concerning the personal investments of the member of the board of trustees); *see also Chittenden Corp.* (March 10, 1987) (permitting the company to exclude a proposal that would have required all candidates for election to the board of directors to list all beneficial ownership of stock in other business enterprises, partnerships and solely-owned businesses).

Here, the Proposal requests that the Company disclose the locations in which the directors and senior executive officers of the Company hold Company common stock. A decision to require directors or senior executive officers to voluntarily publicly disclose investment information clearly relates to the Company's ordinary business operations. The form, scope and content of voluntary public disclosures is a matter that is not capable of "direct shareholder oversight" or one which "shareholders, as a group, would . . . be in a position to make an informed judgment". Release 34-40018, at 80,539-540. As a result, the Company believes, and respectfully requests that the Staff concur, that the Proposal concerns the ordinary business of the Company and, accordingly, may be properly omitted under Rule 14a-8(i)(7).

Conclusion

In accordance with Rule 14a-8(j), the Company is contemporaneously notifying the Proponent, by copy of this letter, of its intention to omit the Proposal and Supporting Statement from its Proxy Materials.

The Company anticipates that it will mail its definitive Proxy Materials to shareholders on or about March 21, 2008.

If you have any questions regarding this request, or need any additional information, please contact me at (973) 802-7770 or at kathleen.gibson@prudential.com.

Sincerely,

K M Gibson

Kathleen M. Gibson

(Enclosures)

cc: Joseph P. Horgan

Resolved, that the Prudential Financial (Prudential) shareholders request the Board of Directors to develop and implement a policy of identifying and disclosing to shareholders shares of Prudential held, directly or indirectly, by an affiliate, a director, a senior executive officer or an entity affiliated with a director or senior executive, through an account located in a tax haven jurisdiction, identifying and disclosing which trusts, shell corporations, or other entities located in a tax haven jurisdiction, hold the Prudential shares. For the purposes of this proposal, a tax haven jurisdiction is one which has: (a) no or only nominal taxes; (b) a lack of effective exchange of information; and (c) a lack of transparency. (OECD Key Factors in Identifying Tax Havens in*Harmful Tax Competition*, OECD, 1998)

Statement of Support

Experts estimate that $1.6 trillion in assets of wealthy Americans are hidden in tax havens, including at least $30 billion each year in corporate taxes.[1]

These opaque tax havens can impede full disclosure to shareholders of important information about their company. With no disclosure, and therefore no oversight, the potential for abuse can manifest itself by hidden put options, stock options, other compensation instruments, and even hidden assets and liabilities. Enron had over 880 reported subsidiaries in tax havens which it used to hide not only taxable income, but also liabilities from its shareholders.

I believe that there is a general trend away from opaque tax havens. For example:

- Senator Levin's leadership in Congress had led to the the Stop Tax Haven Abuse Act. I believe that it and/or similar measures requiring greater disclosure will be enacted over the next few years.
- *Qui Tam* and securities litigation focused on the use of tax havens to hide compensation, assets and liabilities will inevitably bring more light on the issue, pressuring publicly traded corporations to disclose more to their shareholders.
- Nobel laureate and former World Bank Chief Economist Joseph Stiglitz is calling for full transparency of tax haven jurisdictions.
- International financial institutions are recognizing that transparency is good for business.

This proposal asks Prudential to take the lead in developing corporate governance principles on disclosure of the holdings of insiders in tax havens. Prudential is a great investment, and our executives are respected leaders in the financial sector. I believe that by adopting this proposal, Prudential will maintain its leadership, reputation and ROI. That is why I urge my fellow shareowners to encourage our directors to adopt and implement this proposal on disclosure as an important first step towards curbing the illegal flow of capital, and, in doing so, inoculating Prudential from the potential legal liabilities and reputational harm of opaque banking systems.

Shareholders seeking to protect our company from legal liabilities and from reputational harm must VOTE FOR this proposal.

1 Global Wealth Report, 2002 Boston Consulting Group, July 2002. Based upon the mid points estimated ranges of assets held offshore.

END